DAVID M. BOVI, P.A.
David M. Bovi                                            The Comeau Building
Counselor At Law                                319 ClematisStreet Suite 700
LL.M. Securities Regulation                        West Palm Beach, FL 33401

Phone (561) 655-0665                                     dmbpa@bellsouth.net
Fax   (561) 655-0693


                          July 19, 2007


U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, DC 20549-7010

Attn: Ms. Pamela Long
      Mr. Errol Sanderson

VIA:  EDGAR AND FEDERAL EXPRESS

Re:   Third-Order Nanotechnologies, Inc.
      Amendment No. 1 to Registration Statement on Form 10-SB
      SEC File No. 0-52567

Dear Ms. Long and Mr. Sanderson:

      On behalf of Third-Order Nanotechnologies, Inc., enclosed please find:

     A. Responses to each comment contained in your letter of May 9, 2007 regarding Third-Order Nanotechnologies, Inc. (the "Company").
     B. Two copies of Amendment No. 1 to the Company's Registration Statement on Form 10-SB filed on April 13, 2007. (Hard copies via Federal Express)
     C. Two copies of Amendment No. 1 to the Company's Registration Statement on Form 10-SB marked to show changes, except that the Company's financial statements for December 31, 2006 and 2005 were replaced in their entirety. (Hard copies via Federal Express)
     D. Supplemental Information - Letter from the Department of the Navy, Navy Air Warfare Center Weapons Division to PSI-TEC Corporation dated June 3, 2004. (Via Federal Express Only)
     E.   Supplemental Information - Letter from the Department of the
          Air Force, Air Force Research Laboratory to PSI-TEC Corporation dated June 4, 2004. (Via Federal Express Only)
     F. Supplemental Information - Triple Play Communications Corp. Polymer Modulator Market Assessment. (Via Federal Express Only)
     G. Triple Play Communications Corp. Polymer Modulator Packaging Options. (Via Federal Express Only)


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General
-------

  1. Please note that your filing will go effective by lapse of time 60 days after the original filing date pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not addressed within this 60-day period, you should consider withdrawing your Form 10 prior to effectiveness and refiling a new Form 10 that includes changes responsive to our comments. If you do not withdraw, you will be subject to the reporting requirements under
       Section 13(a) of the Exchange Act.

Response: The  Company acknowledges and understands all of the above.

Description of Business, page 3
-------------------------------

  2. The disclosure in this section and throughout the filing assumes that the reader has a good understanding of your industry and the related terminology. In many instances, the disclosure uses terms that are specific to your industry for which no definition is provided. Please review this section and revise the document with a view towards clearly explaining your business and the related industry terms to a reader who is not familiar with your industry. A few examples of the technical jargon include "zwitterionic-aromatic push-pull" and "nitrogenous heterocyclical structure" at page 8 and "CSC (Cyclical Surface Conduction) theory" at page 9.

Response: We revised accordingly. We added the technical terms to the Glossary beginning on page 4.

  3. Please explain the business purpose of the October 20, 2006 transaction in which PSI-TEC Holdings, Inc. and PSI-TEC Corp. merged. Explain whether the transaction entailed a change of control or domicile, and briefly explain PSI-TEC Holdings' relationship to the company prior to the merger.

Response: We revised accordingly. Please see page 3. The business purpose of the October 20, 2006 transaction was to consolidate the operations of PSI-TEC Holdings, Inc. and PSI-TEC Corp. (PSI-TEC Holdings, Inc.'s wholly owned subsidiary). No change of control or domicile occurred as a result of the merger.

  4. Where you cite test results and similar information that has been prepared or quoted by third parties, please provide us supplementally with a copy of the report or other data that you are quoting from, and mark it to show where the information you cite or refer to in your registration statement appears. For example, please provide this information in relation to the disclosure that appears beginning on page 18 under the subheading "Air Force Research Laboratory (AFRL)".

Response: We have included with this letter the following supplemental information, appropriately marked to show the information cited or referred to in the registration statement:


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          Letter from the Department of the Navy, Navy Air
          Warfare Center Weapons Division to PSI-TEC Corporation dated June 3, 2004; and

          Letter from the Department of the Air Force, Air
          Force Research Laboratory to PSI-TEC Corporation dated
          June 4, 2004.

  5. We note your discussion of the Frost & Sullivan award you received on page 7 and elsewhere in the filing. Please explain further how you were selected to receive this award, and whether you were its sole recipient.

Response: We revised accordingly. Please see page 7. The Company did not actively elicit consideration or apply to receive the award. Frost & Sullivan independently contacted the Company, who was the sole recipient of the award.

  6. You mention the potential size of your potential market according to "industry experts" (page 9). Please clarify whether you are referring to the Triple Play report, as it, according to your disclosure elsewhere in the filing, appears to provide similar information.

Response: We revised accordingly. Please see page 9.

  7.   You refer to a comprehensive report you received from Triple
       Play at page 14 that cites historical and projected performance for the global high-speed optical equipment market and the emerging 40Gb/s telecommunications market. Please provide us with a complete copy of the report. With all materials that you provide for our reference, mark the materials to indicate where support appears for the various claims you make in your document.

Response: We have included with this letter the complete Triple
          Play Communications Corp. Polymer Modulator Market Assessment, appropriately highlighted to support the statements made in the Registration Statement. With respect to the last paragraph on page 9 of the registration statement, please see page 37 of the Triple Play report; with respect to the third paragraph on page 14 of the registration statement, please see page 25 of the Triple Play report; and with respect to the fourth paragraph on page 14 of the registration statement, please see page 37 of the Triple Play report.

  8. Ensure that you file as exhibits all material contracts, including any related to the strategic relationships you discuss starting at page 14. For example, if you have any agreement in place with DARPA, please include it as an exhibit to the registration statement, or tell us supplementally why it is not a material contract.

Response: We have previously filed all written material contracts that we are a party to, including our memorandum of understanding with Photon-X, LLC. We do not have a current agreement in place with DARPA or any other person or organization that is not included as an exhibit. Please be advised that since the initial filing of the registration statement, we have entered into written management agreements with Harold R.


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          Bennett, our chief executive officer and Dr. David F. Eaton, our new chief technology officer. Please see Part III, Exhibits.

Our Competition, page 19
------------------------

  9. Explain the Company's competitive position in the industry. Also tell us in specific terms how the company intends to compete.

Response: We revised accordingly. Please see page 19.

Risk Factors Related to Our Business, page 20
---------------------------------------------

  10. Please revise your Risk Factor disclosure to address if there is a reasonable likelihood that the company will have a material exposure as a result of the matters you discuss under "Legal Proceedings". Please also revise to quantify your potential exposure, if possible. We may have additional comments upon your response.

Response: We revised accordingly. Please see page 34.

  11. Please include, under an existing risk factor or a new one, the disclosure that discusses the fact that you received a going concern opinion.

Response: We revised accordingly. Please see page 21.

Shares eligible for sale in the future...page 35
------------------------------------------------

  12. Please disclose how many shares you are referring to when you say "all but approximately 3,748,385 shares..." so that investors will better understand how many shares are eligible for resale.

Response: We revised accordingly. Please see page 35. Additionally, we issued 1,434,000 shares of restricted common stock since the initial filing of the registration statement so the original number of shares in this and other applicable sections of the registration statement have changed.

Management's Discussion and Plan of Operation, page 35
------------------------------------------------------

  13. Please expand your discussion to more clearly explain your plan of operation for the 12 month period following your latest balance sheet date, including a reasonably detailed explanation of your expected cash inflows and outflows, with a focus on commitments, trends, and uncertainties. Please better explain the expected timing of any milestones in your plan and any potential difficulties that might postpone your plan. See Item 303(a) of Regulation S-B.

Response: We revised accordingly. Please see page 37.

  14. You discuss an agreement you have with Photon-X in the fourth paragraph, stating that the agreement will provide you with access to a full suite of fabrication facilities. You discuss another agreement with Photon-X in the sixth paragraph, stating that you will provide Photon-X with your material to be tested and used on certain niche devices. Please consolidate your discussion of your relationship with Photon-X and describe all of its material terms, including the material terms of the contract you have filed as an exhibit.

Response: We revised accordingly. Please see page 37.

Management  Discussion  and Analysis of Financial  Condition  and
-----------------------------------------------------------------
Results of Operations
---------------------
Recent Developments, page 39
----------------------------
Stock Issuances, page 39
------------------------

  15. Please disclose how you accounted for the registration rights related to the amended private offering. Please tell us what consideration you gave to EITF 00-19, FAS 133 and EITF 05-4 in your analysis of the accounting for your registration rights. Please also disclose the maximum cash penalty under the registration rights agreement, if applicable.

Response: The registration rights agreement only requires piggy-back registration with no payment arrangements or liquidating damages. Since the registration rights agreement does not require the company to transfer consideration to the counterparty if the registration statement for the resale of the financial instrument or instruments subject to the arrangement is not declared effective or if its effectiveness of the registration statement is not maintained, EITF 00-19, EITF 05-4 and FAS 133 is not applicable. Also, please see revisions on page 40.

Results of Operations, page 40
------------------------------

  16. Please explain your reference to being a public company, since this is your initial registration statement and you had no reporting obligation prior to its becoming effective.

Response: We revised accordingly. Please see page 40.

Comparison of Fiscal 2006 to Fiscal 2005, page 40
-------------------------------------------------

  17. Please disclose and explain the decrease in general and administrative expenses from fiscal 2005 to fiscal 2006. Please also disclose and explain the increase in general and administrative expenses from fiscal 2004 to fiscal 2005. Your discussion and analysis should provide investors with sufficient information to understand historical trends and expectations for the future through the eyes of management.

Response: With respect to the comparison of fiscal 2006 to fiscal
          2005, we restated our December 31, 2006 audited financial statements, which now show an increase in general and administrative expenses from fiscal 2005 to fiscal 2006. Please our discussion on page 41.

          With respect to the comparison of fiscal 2005 to fiscal 2004, please our discussion on page 42.

Operating Expenses, page 40
---------------------------

  18. Please explain why your general and administrative expenses declined from $894,332 in 2005 to $671,096 in 2006. We note that you attribute your overall increase in expenses to, among other things, hiring additional personnel.

Response: We restated our December 31, 2006 audited financial statements, which now show an increase in general and administrative expenses from fiscal 2005 to fiscal 2006. Please our discussion on pages 40 and 41.

Director's and Executive Officers, page 48
------------------------------------------

  19. Revise the biographies as necessary to cover the most recent five years with no gaps. As necessary, provide the month and year for each position held during that time. Also explain how Mr. Bennett "turned around" Research Systems, or eliminate that statement.

Response: We revised accordingly. Please see pages 48 and 49

Legal Proceedings, page 55
--------------------------

  20. If appropriate, discuss the 2005 stock sale in your risk factors discussion.

Response: We revised accordingly. Please see page 34.

Financial Statements
--------------------

General
-------

  21. Please update your financial statements to comply with Item 310(g) of Regulation S-B, as applicable.

Response: We updated our financial statements accordingly.

Statement of Stockholders' Equity, page F-5
-------------------------------------------

  22. Please revise your statement of stockholders' equity to include the disclosures required by paragraph 11(d)(l)-(3) of SFAS 7. SFAS 7 requires that for each issuance, your statement of stockholders equity should include the date and number of stock, warrants, rights or other equity securities issued, the per share dollar amounts assigned to the consideration received and the nature of the consideration received.

Response: The Statement of Stockholders' Equity combines similar types of equity transactions into one line item and then discloses the details of each issuance in Notes 10 and 11 of the financial statements. We believe this approach is more meaningful to a reader of the financial statements, since the Statement of Stockholders' Equity would be too cumbersome and voluminous with such detail on the face of the statement. We believe that this approach meets the principles of paragraph 11(d)(1)-(3) of SFAS No. 7.

  23. On page 39, you indicate that during 2004 you raised $30,000 from the sale of common stock. Please confirm whether this was a result of a sale of common stock as reflected in your statement of cash flows or the conversion of a note payable as stated in your statement of stockholders' equity. Please revise your filing accordingly.

Response: This was actually a 2004 conversion of a note payable, as correctly reflected on the Statement of Stockholders' Equity.

          We have revised the disclosure on Page 39 to read "During 2004 we raised approximately $529,000 from the issuance of convertible promissory notes, of which $30,000 was converted into common stock of the company during 2004 and the remaining $499,000 converted in 2005."

          We have also revised the presentation of the Cumulative Since Inception column of the Statement of Cash Flows to reclassify the $30,000, which resulted in a decrease the issuance of common stock, private placement from $1,455,000 to $1,425,000 and increase the proceeds from convertible notes from $499,000 to $529,000.

Note 3 - Deferred Charges
-------------------------

  24. Please tell us how you determined that it was appropriate to classify all of your deferred charges as current on your balance sheet.

Response: Upon further review, it was determined that $97,083 of 2006 deferred charges will not expire until after December 31, 2007 and therefore should be reflected as non-current. We have revised the 2006 presentation on the balance sheet.

  25.  Please   tell   us  how  you  determined  the  appropriate
       measurement date for the equity instruments included in deferred charges. Since it appears that the counterparty's performance is not complete, please discuss and disclose whether there is a
       significant  disincentive  for  non-performance   by   the
       counterparties. Please refer to EITF 96-I 8.

Response: In accordance with EITF 96-18, we based the measurement date for the equity instruments included in deferred charges on the earlier of the performance commitment date or the date at which the performance is complete. In our case, we used the performance commitment date (the date the contract was signed) to value the equity instruments since the equity awards granted to the consultants were fully vested and nonforfeitable on the date the parties entered into the agreements
          (EITF 96-18, Issue 1, paragraph 2, footnote 5).

Note 4 - Investments, page F-11
-------------------------------

  26. Please tell us how you determined the fair value of your available-for-sale securities in a related party. Please disclose on the face of the balance sheet that these securities are related party securities. Please also tell us how you determined that the unrealized losses on your available-for-sale securities are other than temporary.

Response: Both of our available for sale securities trade over-the-counter and therefore we used the quoted stock price of each security on December 31, 2006 to value the investments. We reviewed the stock price of the related party investment subsequent to December 31, 2006 in order to determine if the unrealized loss was other than temporary. The stock price ranged from $1.35 per share to $1.72 per share, which was higher than the stock price of $1.35 per share on December 31, 2006 and would indicate that the unrealized loss was temporary.

Note 10 - Stockholders' Equity, page F-14
-----------------------------------------

Common Stock, page F-14
-----------------------

  27. On page 40, you indicate that you authorized the issuance of 60,000 shares of your common stock to a consulting firm pursuant to a consulting agreement. Please disclose how you accounted for this transaction in your financial statements.

Response: The 60,000 shares of common stock were issued for consulting services to be performed from January 1, 2007 through June 30, 2007. The shares were valued at the closing price of the company's stock on the date that the contract was signed, November 29, 2006. Please see our response to comment # 25 above for our position on the measurement date and valuation.

          We have expanded our disclosure in Note 10 to give details of all equity awards issued for services.

  28. On page 57, you disclose several transactions in which you issued shares of common stock in exchange for consulting and management advisory services. Please tell us how you determined the fair value of the stock issued for these services. Please tell us the accounting literature supporting your conclusions.

Response: In accordance with EITF 96-18, we valued the stock issued for services based on the closing price of the Company's common stock on the measurement date, which was deemed to be the date that the agreements were signed. Please see our response to comment #25 above for our position on the measurement date and valuation.

Note 11 - Stock Based Compensation, page F-17
---------------------------------------------

  29. On page 51, you indicate that you granted 500,000 options to purchase shares of common stock and cancelled a previously issued warrant to purchase 100,000 shares of common stock. Please disclose how you accounted for the issuance and cancellation of these options and warrants. You also indicate that you extended the option expiration date and modified the vesting schedule of various options. Please disclose how you accounted for the modification of these options. Please cite the accounting literature supporting your accounting.

Response: In accordance with FAS 123(R) we should have compared the fair value of the modified award with the fair value of the original award immediately before the modifications; however, we inadvertently compared the fair value of the modified award to the fair value of the original award on the original award date. We have now compared the fair value of the modified award to the fair value of the original award immediately before the modifications and have determined that the fair value of the modified award is $394,030 higher than the fair value of the original award on the modification date of February 14, 2006. Therefore, we will restate our 2006 financial statements in order to record the additional incremental costs of $394,030 as additional deferred charges and amortize these additional incremental costs with the unamortized costs over the remaining life of the modified award based on the vesting terms. Since 84% of the modified award vests immediately, we will expense 84% of the total unamortized costs, including the $394,030 incremental costs, on November 10, 2007 and the remaining unamortized costs pro-rata over 10 months based on the vesting schedule.

          The unamortized costs of the modified awards are now recognized based on the modified vesting terms in accordance with FAS 123(R).

          Please note: There was no incremental costs associated with the November 10, 2006 modification.

Note 14 - Subsequent Events, page F-19
--------------------------------------

  30. Please ensure that your updated financials statements address how you account for the issuance of 1,148,000 shares of common stock and warrants to purchase 574,000 shares of common stock for proceeds of $574,000. You should also address how you accounted for the issuance of 1,151,785 shares of common stock for consulting services valued at $686,250. Please cite the accounting literature used to support your accounting.

Response: The sale of the 1,148,000 shares of the Company's common stock with detachable warrants to purchase
          574,000 shares of the Company's common stock was accounted for based on the net proceeds received in the transaction. In accordance with EITF 00-19, paragraph
          8, the warrants will be reflected as equity since the warrant contract required physical settlement or net-share settlement and did not permit net-cash settlement of the contract.

          The issuance of 1,151,785 shares of the Company's common stock for consulting services were valued at $686,250, which represented the fair market value of the Company's common stock on the measurement date of the consulting agreements. Please see our response to comment #25 above for our position on measurement date and valuation.

Sincerely,
/s/ David M. Bovi
-----------------
David M. Bovi

enc.




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